

Mail Stop 3561

August 24, 2016

Suzanne Bettman
President
LSC Communications, Inc.
35 West Wacker Drive
Chicago, IL 60601

> **Re:** **LSC Communications, Inc.**
> **Amendment No. 2 to Form 10-12B**
> **Filed August 8, 2016**
> **File No. 001-37729**

Dear Ms. Bettman:

We have reviewed your most recent amendment and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Information Statement

Unaudited Pro Forma Combined Financial Information, page 61

Notes to Unaudited Pro Forma Combined Financial Information, page 65

1. Please revise the pro forma balance sheet and pro forma statements of operations to present all adjustments included therein on a gross rather than net basis. In this regard, we note that adjustments (G) and (H) have been combined with other adjustments. Please note that each adjustment should be presented separately and in a level of detail that would enable a reader to determine how the adjustment was calculated.

2. Please revise adjustment (B) to clearly disclose how the tax expense amounts in the pro forma statements of operations were calculated and how the deferred tax amounts on the pro forma balance sheet were determined.

3. Reference is made to adjustment (E). You indicate the adjustment reflects the net distribution of $805.3 million of cash to RRD; however, it is unclear where the net distribution has been included in the pro forma balance sheet. In this regard, it appears the net distribution to RRD should represent a pro forma adjustment to equity. If the net distribution to RRD is presented net of other adjustments, please revise to present on a gross basis. Please advise or revise your presentation accordingly.

4. Reference is made to adjustment (F). Please explain how you arrive at the adjustment to additional paid-in-capital of $887.5. If the adjustment is presented net of other adjustments, please revise to present on a gross basis.

5. Refer to adjustment (H). We note that you have recorded an adjustment to reflect "various corporate and other assets and liabilities" in your balance sheet to be allocated to LSC on the distribution date. In this regard, please revise to include further detail of the assets and liabilities recorded, including the amounts for each line item affected. As part of your response, please explain if such amounts are directly attributable and factually supportable.

6. Refer to adjustment (J). Please tell us the nature of the cash to be received by RRD of $24.5. Your revised disclosure should clearly state why RRD is providing LSC with such cash, how the amount was determined and whether the amount is factually supportable.

Contractual Cash Obligation and Other Commitments and Contingencies, page 91

7. Based upon disclosures provided elsewhere in the filing, we note in connection with the separation from RRD you expect to incur approximately $825 million of debt through a combination of either or both, senior notes and term loans. Given the significance of the debt amounts that is expected to be incurred at separation, please consider providing a separate pro forma contractual obligations table as of the most recent balance sheet date which represents your expected indebtedness at separation.

Note 5. Goodwill and Other Intangible Assets, page F-54

8. It appears the table on page F-55 referencing the estimated amortization expense related to other intangible assets at June 30, 2016 is actually for fiscal year ended December 31, 2015. Please revise to correct the date or revise the amounts in the table to reflect the remaining amortization at June 30, 2016.

You may contact Heather Clark at (202) 551-3624 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ Justin Dobbie *for*

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: James M. Shea, Jr.
        Sullivan & Cromwell LLP